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December 18, 2020

VIA EDGAR	Patrick J. Valenti T +1 312 845 1371 patrick.valenti@ropesgray.com

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Dynamic Income Opportunities Fund
File Nos. 333-235966 and 811-23505

Dear Ms. Dubey:

On behalf of PIMCO Dynamic Income Opportunities Fund (the “Fund”), we are writing to provide responses to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone on December 16, 2020, on Pre-Effective Amendment No. 3, dated December 14, 2020, to the Fund’s registration statement on Form N-2 (the “Registration Statement”). The Staff previously provided (i) comments on the Fund’s Pre-Effective Amendment No. 2 to the registration statement filing on November 18, 2020, to which we provided responses in correspondence submitted to the SEC on December 14, 2020, (ii) comments on the Fund’s Pre-Effective Amendment No. 1 to the registration statement filing on March 24, 2020 and August 4, 2020, to which we provided responses in correspondence submitted to the SEC on November 18, 2020, and (iii) comments on the Fund’s initial registration statement filing on February 13, 2020, to which we provided responses in correspondence submitted to the SEC on March 24, 2020. As previously discussed, for your reference we are also providing Exhibit A attached hereto, which reflects substantive changes to the Fund’s prospectus (the “Prospectus”) that are expected to be reflected in Pre-Effective Amendment No. 4 to the Registration Statement, to be filed on or about December 21, 2020. Capitalized terms not otherwise defined herein have the meanings given to them in the Registration Statement.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

PROSPECTUS

Prospectus Summary

1.	Comment: In the “Prospectus Summary–Portfolio Management Strategies–Duration Management” section of the Prospectus, please include an example of the impact that a

1% increase in interest rates would have if the Fund has an average portfolio duration of eight years.

Response: The Fund has added the requested disclosure in the “Prospectus Summary–Portfolio Management Strategies–Duration Management” section of the Prospectus. Please see Exhibit A attached hereto.

Summary of Fund Expenses

2.	Comment: In the “Summary of Fund Expenses” section of the Prospectus, please disclose the Fund’s assumed use of leverage as a percentage of the Fund’s net assets attributable to Common Shares.

Response: The Fund has added the requested disclosure in the “Summary of Fund Expenses” section of the Prospectus. Please see Exhibit A attached hereto.

* * * * *

We believe that this submission fully responds to your comments. Please feel free to call me at (312) 845-1371 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Patrick J. Valenti

Patrick J. Valenti, Esq.

cc:  Ryan Leshaw, Esq.

Timothy Bekkers, Esq.

David C. Sullivan, Esq.

Nathan Briggs, Esq.

Shawn Donovan, Esq

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